SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

APPLICA INCORPORATED

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of class of securities)

03815A 10 6

(Cusip number)

Lisa R. Carstarphen, Vice President – Legal
Applica Incorporated
5980 Miami Lakes Drive
Miami Lakes, Florida 33014
(305)816-7025

(Name, address and telephone number of person
authorized to receive notices and communications)

August 26, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages.)

(Page 1 of 4 pages)

CUSIP No. 03815A 10 6	SCHEDULE 13D	Page 2 of 4

1.	Name of Reporting Persons: David M. Friedson		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3.

5.	Check Box if proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:	1,788,858

		8.	Shared Voting Power:	0

		9.	Sole Dispositive Power:	1,788,858

		10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,788,858

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.30%

14.	Type of Reporting Person (See Instructions): IN

1	Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Applica Incorporated (“Applica”). The executive offices of Applica are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

2	Identity and Background.

(a)	Name: David M. Friedson

(b)	Residential Address: 300 Central Park West, Apartment 21D, New York, New York 10024

(c)	Present Principal Occupation: Individual investor

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

3	Source and Amount of Funds or Other Consideration.

On August 26, 2004, the Reporting Person resigned his positions as Chairman of the Board and a Director of Applica. Pursuant to his separation agreement with Applica, the following stock options were terminated effective August 26, 2004:

Date of	No. of Options	Exercise Price
Grant	Outstanding	Per Share
1/19/96	81,540	$7.25
6/2/97	1,500	$14.875
6/1/98	1,500	$31.6875
6/1/99	1,500	$12.8125
6/1/00	1,500	$14.75

Additionally, Applica agreed to extend the exercise period of options to purchase 500,000 shares of the Common Stock for an exercise price of $3.625 per share. The options, which would have expired 90 days after the termination of the Reporting Person’s employment, will now expire on December 6, 2005, which was the original expiration term.

4	Purpose of Transaction.

See Item 3 above. The Reporting Person does not currently have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4 (a) – (j) of Schedule 13D; provided, however, that the Reporting Person may, from time to time, acquire or dispose of shares of Common Stock in the open market or exercise stock options to acquire shares of Common Stock.

5	Interest in Securities of Issuer.

(a) The Reporting Person has beneficial ownership of 1,788,858 shares of Common Stock, or 7.30% of the outstanding Common Stock of Applica (based on 24,068,725 shares of Common Stock outstanding as of August 26, 2004). Such shares include:

•	31,372 shares of Common Stock held in a 401(k) Plan for the Reporting Person; and

•	500,000 shares that the Reporting Person has the right to acquire upon the exercise of options exercisable within the next 60 days.

(b) The Reporting Person has sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition, of 1,768,858 shares of Common Stock and shared power to vote and shared power to dispose of 0 shares.

(c)	Not applicable.

(d)	Note applicable.

(e)	Not applicable.

6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3.

7	Material to be Filed as Exhibits.

None.

SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2004

(Date)

/s/ David M. Friedson